Exhibit (a)(16)

May 9, 2011

VIA FACSIMILE AND U.S. MAIL

Tilman J. Fertitta

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, TX 77027

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.

Dear Mr. Fertitta:

We are in receipt of your letter dated May 4, 2011. We appreciate your views and value your opinion as a stockholder. We will communicate to Piper Jaffray & Co. your desire to participate in our sales process. Landry’s will be accorded the same treatment in that process as other interested parties. Piper Jaffray & Co. representatives will reach out to you or your financial advisors in due course.

Best regards,

Doug Schmick

Cc:	Steve Wolosky, Olshan Grundman Frome Rosenzweig & Wolosky LLP (via facsimile 212-451-2222)